

July 13, 2021

Alphonse Valbrune
Chief Legal Officer
Clearwater Analytics Holdings, Inc.
777 W. Main Street
Suite 900
Boise, ID 83702

> **Re: Clearwater Analytics Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 10, 2021**
> **CIK No. 0001866368**

Dear Mr. Valbrune:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement

Prospectus Summary, page 1

1.   To facilitate an understanding of the transactions, please prominently identify the reorganization and related agreements as an "Up-C" transaction. This should also be stated elsewhere in the prospectus where the transactions are discussed. In addition, please expand your disclosure to explain the business or strategic rationale for why this particular structure was selected, including any material ways in which the structure benefits the company, Warburg Pincus, Welsh Carson, Permira, and other related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section.

2. Please provide a separately captioned section to describe Principal Equity Owners, Other Continuing Equity Owners, Continuing Equity Owners, Welsh Carson, Warburg Pincus, and Permira, and the term "Triggering Event" and how it changes your corporate governance upon occurrence.

Organizational Structure, page 52

3. We note that your Class B, Class C and Class D shares may eventually be converted into Class A shares at the discretion of the stockholder, or into cash, at your election. Please clarify the cash payout ratio and describe the circumstances under which you would elect to receive cash instead of issuing Class A shares or if there are any conditions to elect cash. To the extent your credit agreements would prohibit or limit your ability to pay cash, please clarify.

4. Please briefly add a summary of the rights and privileges of the CWAN Holdings, LLC Unit holders here in or in your Description of Capital Stock.

5. Please identify the permitted transferees to which your shareholders may transfer their respective LLC Units and/or Class B, C and D common stock.

6. In your description of your Reorganization Transactions, please briefly quantify the one-time management bonuses and vested option acceleration that occurred as part of the November 2, 2020 reorganization.

Unaudited Pro Forma Consolidated Financial Information, page 62

7. We will review your pro forma financial information in detail once the information has been provided in its entirety. However, at a minimum, please revise to include a column that reflects subtotals after the pro forma Transaction adjustments and prior to the pro forma Offering adjustments.

Annualized Recurring Revenue
Key Operating Measures, page 71

8. Please explain to us, and revise to clarify, how you determined that calculating annualized recurring revenue based on the recurring revenue in the last month of the period is appropriate particularly considering the fact that your monthly fees vary based on the market value of assets maintained on your platform. Refer to SEC Release No. 33-10751.

9. Please explain further your inclusion of booked not billed revenue in the calculation of annual contract value (ACV) used in determining gross revenue retention rates. In this regard, clarify whether the amount deducted from ACV for client attrition includes amounts related to contracts included in booked not billed revenue that were terminated during the 12-month period ending on the reporting date and revise your disclosures as necessary.

10. You disclose that adding, retaining and expanding relationships with clients and

fluctuations in the market value of assets on your platform are key factors affecting your performance. Please tell us the information considered in managing your business or evaluating your performance in these areas, such as total customers, or average or total assets on your platform, and tell us how you considered the need to disclose such information.

Non-GAAP Financial Measures, page 72

11.   Where you present Adjusted EBITDA Margin, please revise throughout your filing to present net income/(loss) margin with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Comparison of the Years Ended December 31, 2020 and 2019
Revenue, page 77

12.   We note that your revenue is charged based on a percentage of the average daily value of a client's assets on your platform. To better illustrate the impact of changes in prices on your revenue, please revise to disclose the average percentage charged for each reported period, or the percentage change in these rates between periods. Refer to Item 303 of Regulation S-K.

Market Opportunity, page 90

13.   You indicate that your addressable market is $10 billion, based on the total assets under management ("AUM) of $158 trillion and your pricing based on AUM processed through your platforms. Please clarify how you determined your addressable market for your core clients of $4.7 billion and market adjacent clients of $5.4 billion, as noted on page 91.

Our Clients, page 95

14.   You reference that your growth plans include expanding into a "range of additional asset owners, such as state and local governments, pension funds, sovereign wealth funds and a variety of alternative asset managers." Please clarify whether your current solutions have the capability to service these types of additional assets owners and, if so, whether you derive material amounts of revenue from them.

Our Facilities, page 100

15.   Please file any material lease agreements for your facilities, including your corporate headquarters, or advise us why you are not substantially dependent upon them pursuant to Item 601(b)(10) of Regulation S-K.

Management, page 102

16.   You reference board designation rights on page 126 with respect to your pending Stockholders' Agreement. Please clarify whether any of your existing board members were designated or nominated under similar rights in prior Stockholders' Agreements and

which stockholders made the respective appointments. Please clarify any new board members or existing board members selected or ratified through the new Stockholders' Agreement.

17. You indicate that you will be eligible for the closed company exemption for certain corporate governance requirements. Please clarify the specific exemptions that you will avail yourself of as of the close of your IPO and after the transition period for newly listed companies.

Principal Stockholders, page 118

18. While we note that the footnotes to your beneficial ownership table reference your directors that are affiliated with your principal stockholders Permira and Warburg Pincus, please disclose the natural person(s) that hold voting and/or investment power over the shares beneficially owned by the affiliates of Permira and Warburg Pincus.

Certain Relationships and Related Transactions, page 120

19. Please revise this section to identify each of the related parties that are subject to the related party agreements described. We note you generally refer to "certain" individuals and principal stockholders.

20. You reference providing services to Clearwater Advisors, an entity owned by one of CWAN Holdings' shareholders, on pages F-26 and F-27. Please identify this shareholder and clarify the relationship of this entity with Clearwater Analytics.

Consolidated Financial Statements
Note 5. Balance Sheet Components, page F-18

21. Please tell us the items comprising your unbilled accounts receivable balance. If the right to payment for unbilled receivables is conditional on something other than the passage of time, disclose the criteria, the timeframe in which you expect the right to consideration to become unconditional and the timing of payment, if known. Refer to ASC 606-10-50-9.

Note 14. Subsequent Events, page F-27

22. Please provide a breakdown of the 25.3 million options granted through June 10, 2021, and for any other issuances through the date of your response, and include the fair value of the underlying units used to value such grants. If there were any significant fluctuations in the fair values between grant dates, describe the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodologies. Also, disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material, and the periods over which it will be recognized. Refer to ASC 855-10-50-2.

Recent Sales of Unregistered Securities, page II-2

23. You indicate that you do not disclose any recent sales of unregistered securities of Clearwater Analytics Holdings, Inc., which is a currently a shell corporation. Please provide disclosure of sales of unregistered securities for CWAN Holdings, LLC its subsidiaries from January 1, 2018. We note that both Permira and Warburg Pincus made substantial investments in 2020.

General

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Joshua N. Korff, Esq.